Mail Stop 4561

March 18, 2009

Michael E. Lehman
Chief Financial Officer
Sun Microsystems, Inc.
4150 Network Circle
Santa Clara, CA 95054-1778

> **Re:** **Sun Microsystems, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Filed August 29, 2008**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2008**
> **Filed February 6, 2009**
> **Form 8-K Filed January 27, 2009**
> **File No. 000-15086**

Dear Mr. Lehman:

We have reviewed your response letter dated February 26, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 30, 2009.

Form 10-K for the Fiscal Year Ended June 30, 2008

Business, page 3

1. We note your response to prior comment 2 indicating that you do not believe you are substantially dependent on the "Fujitsu Contracts," as you define the term in your response. We note specifically your assertion that "the Advanced Product Line server products covered by the Fujitsu Contracts do not represent the major part of [y]our overall product, software and services offerings." Please provide us with a quantitative analysis supporting your assertion. In your response, please

specifically address what portion of your revenues is derived from the sale of the Advanced Product Line server products and, to the extent they are different, what portion of your revenues is derived from the "Fujitsu Contracts."

Form 10-Q for the Fiscal Quarter Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill and Other Long-Lived Assets, page 32

2. We have read your response to prior comment number 6 and note that you make the following statements:

    - "We believe that disclosing the individual impacts of changes in underlying assumptions on cash flows, discount factors and long-term growth rates would be potentially misleading to a user of the financial statements, due to their complex inter-relationships."

    - "As a result of these factors, we believed that there would be no additional value to the financial statement reader in disclosing sensitivities to our assumptions."

    Please expand upon your position regarding the assumptions highlighted above by explaining how you analyzed specific sensitivity to change based on other outcomes that are reasonably likely to occur and would have a material effect. In addition, tell us whether your valuation model is particularly sensitive to any of the highlighted assumptions.

Form 8-K Filed January 27, 2009

Exhibit 99.1

3. Please confirm that, in the future, you will consider specific disclosure regarding the reasons for changing non-GAAP measures used in your earnings releases.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and

Michael E. Lehman
Sun Microsystems, Inc.
March 18, 2009
Page 3

provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief